News Release

Alexco Reports Silver Production Results for First Quarter 2012

April 16, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today reports silver production of 581,808 ounces during the first quarter of 2012, a 30% increase compared to the same period in calendar 2011. Lead and zinc production increased 37% and 36% respectively compared to the first quarter of last year, as the Bellekeno mine in the Keno Hill Silver District, Yukon enters its second full year of commercial production. For the full 2012 year, Alexco is expecting to produce approximately 2.2 million to 2.5 million ounces of silver, approximately 19 million pounds of lead and more than 7.5 million pounds of zinc. Alexco is working to develop and commission two additional underground mines in the Keno Hill Silver District by the end of the year, and has initiated a 2012 exploration program to complete 29,000 meters of surface and underground drilling on a variety of high priority exploration targets throughout the district.

First Quarter 2012 Production Highlights

	Three Months Ended
	Mar. 31, 2012	Mar. 31, 2011

Ore tonnes mined	21,395	16,461
Ore tonnes processed	21,251	18,050
Grade of ore processed:
Silver (grams per tonne)	899	829
Lead	11.3%	10.0%
Zinc	5.7%	5.0%
Recoveries:
Silver	94%	93%
Lead in lead concentrate	93%	90%
Zinc in zinc concentrate	57%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	3,376	2,376
Concentrate grade:
Silver (grams per tonne)	5,144	5,645
Lead	66%	68%
Zinc concentrate:
Tonnes produced	1,583	1,101
Concentrate grade:
Silver (grams per tonne)	460	462
Zinc	43%	46%
Production – contained metal:
Silver (ounces)	581,808	447,524
Lead in lead con (pounds)	4,929,079	3,592,915
Zinc in zinc con (pounds)	1,515,960	1,111,055

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Alexco President and Chief Executive Officer Clynt Nauman said, “During the first quarter we successfully concluded a number of capacity and high-throughput tests in the mill, in anticipation of significantly increased available feed toward the end of 2012 from our work at the historical Lucky Queen and Onek mines. At the underground Bellekeno mine the focus has been on implementing additional efficiencies and cost management measures, which we expect to see work their way through the system over the balance of the year.” Nauman continued, “Our 2012 surface exploration program has begun at Flame & Moth utilizing two drill rigs, and underground exploration outside of the existing resource at Bellekeno is well underway. We expect to release new resource statements for both the Flame & Moth and Bermingham exploration properties during the second quarter.”

Average mill throughput during the quarter was 234 tonnes per day (tpd) compared to 201 tpd in the first quarter of calendar 2011, and 245 tpd during the prior quarter. The reduction relative to the fourth quarter of calendar 2011 was primarily due to planned downtime related to a previously-announced campaign of throughput and metallurgical testing carried out to identify and assess any modifications which may be required to receive mine output from the Onek and Lucky Queen properties toward the end of the year.

The disclosure in this news release of scientific and technical information regarding mine operations has been reviewed and approved by Thomas Fudge, P.E., P.Eng., Senior Vice President, Engineering and Corporate Development for Alexco, a Qualified Person as defined by National Instrument 43-101 -

Standards of Disclosure for Mineral Projects.

Release of Financial Results for First Quarter of 2012

Financial results for the first quarter of 2012 are expected to be released after the close of market trading on Monday, May 7, 2012, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Tuesday, May 8, 2012. Call-in details for the conference call will be released at a later date.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.